Exhibit 99.1

Fusion Fuel Announces Approximately $1.4 Million in New LPG Engineering Subcontracts Signed in Dubai, UAE, with Potential Annual Utility Revenue of Up to $1.0 Million

Projects Expected to Support More Than 3,450 Residential Units

Supply Agreement with Abu Dhabi-based Hospitality Group Represents Additional Potential Revenue Opportunity of $817,000 to $1.09 Million

Dublin, Ireland, August 20, 2026 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a diversified energy platform, today announced that its indirect subsidiary, Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), an industrial liquefied petroleum gas (“LPG”) engineering and distribution company with operations in the United Arab Emirates (“UAE”), signed subcontracts for 10 LPG engineering projects during June and July 2026 with an anticipated aggregate project value of approximately AED 5.14 million ($1.4 million) and the potential for annual revenue from utility operations at several of these projects. The Company also announced an LPG supply agreement with an Abu Dhabi-based hospitality group.

The 10 new LPG engineering subcontracts comprise three projects awarded during June 2026 with an expected combined project value of approximately AED 4.5 million ($1.24 million) and seven additional projects awarded during July 2026 with an aggregate value of approximately AED 642,410 ($175,000).The three new projects awarded during June 2026 are located in Dubai South, Motor City and Studio City in Dubai, UAE. The projects relate to more than 3,450 residential units, with the largest award being a multi-tower residential development in Motor City with approximately 2,974 apartments and an anticipated engineering project value of approximately AED 3.45 million ($945,500). The seven projects awarded during July 2026 are located in Dubai’s Karama, Oud Metha, Dubailand, Al Quoz and Dubai Investments Park areas.

In addition to engineering revenue, the Company expects that several of the recent subcontracts will generate annual utility revenue. The Motor City and Studio City projects, together with projects relating to other properties, represent combined potential annual utility revenue of approximately AED 2.95 million to AED 3.75 million ($805,000 to $1.02 million).

Al Shola Gas also entered into a supply agreement with an Abu Dhabi-based hospitality group covering selected catering and food production units. Subject to performance requirements, the Company expects that additional cylinder and bulk LPG supply projects will be awarded over approximately 18 months. If additional supply projects are awarded as contemplated, Al Shola Gas estimates the relationship could represent an additional AED 3.0 million to AED 4.0 million ($820,000 to $1.09 million) in potential revenue.

Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel, commented, “These projects reflect the continued momentum of our engineering and utility services business across key residential growth markets in Dubai. Our indirect subsidiary Al Shola Gas signed subcontracts for engineering projects representing approximately $1.4 million in project value. The related utility operations have the potential to generate up to approximately $1.0 million in annual revenue. In addition, our new supply agreement with an Abu Dhabi-based hospitality group represents a potential revenue opportunity of approximately $817,000 to $1.09 million, subject to performance and the contemplated award of additional business over the next 18 months. Combined with our other LPG distribution operations, we believe these projects reflect the growth potential of our diversified business model and support our strategy of building a growing base of predictable, long-term cash flows.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (Nasdaq: HTOO) is a diversified energy platform offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its operating businesses Al Shola Gas, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”) and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”). Al Shola Gas provides full-service industrial LPG solutions, including the design, supply, and maintenance of LPG systems, as well as the transport and distribution of LPG across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients. Through Royal Uranium Inc., the Company also holds a portfolio of uranium and natural gas royalty and other interests across Canada, Colombia and Argentina.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and can be identified by words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology. Forward-looking statements in this press release include, but are not limited to, statements regarding: the anticipated aggregate project value of the 10 LPG engineering subcontracts of approximately AED 5.14 million ($1.4 million); the expected combined project value of the three new LPG engineering projects of approximately AED 4.5 million ($1.24 million); the expected aggregate value of the seven additional LPG engineering projects awarded during July 2026 of approximately AED 642,410 ($175,000); the expectation of combined potential annual utility revenue of approximately AED 2.95 million to AED 3.75 million ($805,000 to $1.02 million) from the Motor City, Studio City, and other projects; the expectation that additional cylinder and bulk LPG supply projects under the supply agreement with an Abu Dhabi-based hospitality group will be awarded over approximately 18 months; the potential revenue of up to an additional AED 3.0 million to AED 4.0 million ($820,000 to $1.09 million) from the hospitality group supply relationship; the potential to generate up to approximately $1.0 million in annual utility revenue; and the Company’s strategy of building a growing base of predictable, long-term cash flows. These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance, conditions, or results. They involve known and unknown risks, uncertainties, and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, without limitation: geopolitical instability or armed conflict in the Middle East region that could disrupt Al Shola Gas’s operations in the UAE; the Company’s ability to support the expansion of the operations of Al Shola Gas; Al Shola Gas’s ability to execute awarded LPG engineering projects on time and within budget; the risk that developers or general contractors may delay, modify, or cancel contemplated projects, thereby reducing or eliminating anticipated subcontract revenue; the success or failure of Al Shola Gas to obtain utility operations subcontracts upon completion of the engineering projects; the ability of the parties to satisfy performance requirements and other conditions necessary for additional LPG supply projects under the hospitality group supply agreement to be awarded as contemplated; fluctuations in demand for LPG engineering and distribution services; regulatory approvals and compliance requirements affecting LPG distribution and engineering services in the UAE; volatility in energy markets and commodity prices; Al Shola Gas’s ability to obtain sufficient financing to support operations and growth initiatives; risks related to foreign exchange, including the potential for adjustment of the AED/USD exchange rate that could reduce the U.S. dollar value of the contemplated projects; risks associated with operating internationally, including in the UAE; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2026, the Company’s Annual Report on Form 20-F filed with the SEC on May 7, 2026, and other filings with the SEC. Actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All forward-looking statements in this press release are qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu